U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 4

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or
Section 30(f) of the Investment Company Act of 1940

[_ ] Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

1. Name and Address of Reporting Person* (Last) (First) (Middle) Kuttner Ludwig G.	Issuer Name and Ticker or Trading Symbol Hampshire Group, Limited (HAMP)					Relationship of Reporting Person to Issuer [X] Director [X] 10% Owner [X] Officer (give title below) [-] Other (specify below) Chairman and Chief Executive Officer
(Street) P.O. Box 359	I.R. S. Identification No. of Reporting Person, if an entity ###-##-####	4. Statement for Month/Year 11/01
(City) (State) (Zip) Keene VA 22946		5. If Amendment, Date of Original (Month/Year)				Individual or Joint/Group Filing (Check applicable line) [X] Form filed by one Reporting person [ - ] Form filed by more than one Reporting Person
Table 1 Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
		Code	V	Amount	(A) or (D)	Price

Common Stock, par value $0.10 per share	10/26/01	J	V	18,561	A	$8.50	639,035	D	-
Common Stock, par value $0.10 per share		-	-	-	-	-	107,549	I	Shares owned by controlled corporation

(J) Shares purchased in a private sale at market price from the Trustee of the Hampshire Group, Limited 401(k) Plan, being shares held for the benefit of Ludwig Kuttner due to the decision of the Company and the Trustee not to permit investment in HAMP stock in the Plan.

Table II Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr.3)	2. Conversion of Exercise Price of Derivative Security	3. Transaction Date (Month/Day/Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned at End of Month (Instr. 4)	10. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Number of Shares
Purchase Plan for Directors and Executives	-	-	-	-	-	-	-	-	Common Stock	-	-	170,018	D (1)	-
Company Sponsored 401(k) Plan	- -	10/26/01 10/26/01	J J	V V	- -	(481) (18,561)	- -	- -	Common Stock	(481) (18,561)	$8.50 $8.50	-	-	-
Incentive Stock Options (Right to Purchase)	-	-	-	-	-	-	-	-	Common Stock	-	-	62,052	D (2)	-

Explanation of Responses:

  Right to receive common stock in lieu of executive salary and/or bonus; shares held in trust.
  Incentive stock options granted under the Hampshire Group, Limited 1992 Stock Option Plan at an exercise price of $5.813-$14.500, exercisable for five years from date of vesting.
  Upon decision by the Company and the Trustee of the Hampshire Group, Limited 401(k) Plan not to offer HAMP stock as an investment option under the
  Plan, 18,561 shares held by the Trustee for the benefit of Ludwig Kuttner were sold to him in a private sale, at market price and the remainder of shares held for his benefit were sold to make refund of excess contributions to the Plan for the year ended December 31, 2000. Information received late from Trustee in respect to shares sold.

/s/ Ludwig Kuttner 11/26/01

Signature of Reporting Person Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

See 18 U.S.C. 1001 and 15 U.S.C 78ff (a).

Note File three copies of this Form, one of which must be manually signed.